August 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eddie Kim Taylor Beech

Re:	TCTM Kids IT Education Inc. Registration Statement on Form F-3 (File No. 333-284305) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-284305), as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:00 a.m., Eastern Time on August 21, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant or by any attorney from the Registrant’s U.S. counsel, Cooley LLP.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Yilin Xu by phone at +86 10 8540 0695 or via email at yilin.xu@cooley.com.

Very truly yours,

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Director and Chief Executive Officer

cc:	Yilin Xu, Esq., Cooley LLP